EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" and to the incorporation by reference in this Registration Statement (Form S-3) and related Prospectus of Banner Corporation and Subsidiaries for the registration of debt securities, preferred stock and common stock of our report dated March 13, 2006, with respect to the consolidated financial statements of Banner Corporation and Subsidiaries as of December 31, 2005 and December 31, 2004, and in our same report with respect to Banner Corporation's management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting which is included in the Annual Report on Form 10-K of Banner Corporation for the year ended December 31, 2005.

/s/ Moss Adams LLP

December 20, 2006
Spokane, Washington